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EXHIBIT 1
                                                                 EXECUTION DRAFT
                                OPTION
                                  AND
                          SECURITY AGREEMENT

    This Agreement (the "AGREEMENT") is made and entered into as of the 27TH day of May, 1997 by and between MARSHALL FINANCIAL GROUP, INC. ("MARSHALL") and DOROTHY GALLOWAY ("GALLOWAY").

    WHEREAS, Galloway is the owner of 317,087 shares of the common capital stock of IPI, Inc., a Minnesota corporation ("IPI"); and

    WHEREAS, Marshall presently desires to purchase an option to acquire 79,272 of such shares on the terms hereafter set forth; and

    WHEREAS, Galloway is willing to grant Marshall an option to purchase from Galloway 79,272 shares of IPI stock on the terms and conditions hereafter set forth; and

    WHEREAS, if Marshall becomes the owner of the IPI stock by exercising the Option granted hereunder, Marshall will pledge the 79,272 shares of IPI stock so acquired to secure payment of the promissory note issued in partial payment of the purchase price,

    NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth and for other good and valuable consideration, the parties hereto agree as follows:

    1. GRANT OF OPTION. In consideration of the payment by Marshall to Galloway of the sum of Thirty-Nine Thousand Six Hundred Thirty-Six and no/100 Dollars ($39,636.00) ($.50 per share) (the "OPTION PRICE"), Galloway hereby grants to Marshall the right and option (the "OPTION") to purchase 79,272 shares of common capital stock of IPI (the "OPTIONED SHARES") (such number

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being subject to adjustment as provided in paragraph 6 hereof) on the terms and conditions herein set forth.

    2. PURCHASE PRICE. The purchase price of the Optioned Shares shall be Three Hundred Thirty-Two Thousand Nine Hundred Forty-Two and 40/100 Dollars ($332,942.40) (Four and 20/100 Dollars ($4.20) per share) provided, however, upon the exercise of the Option as hereinafter provided, the amount of the Option Price paid by Marshall to Galloway shall be applied as a credit against the purchase price of the Optioned Shares in the manner hereafter provided.

    3. EXERCISE OF OPTION. The Option shall be exercisable on and after January 1, 1998 until 2:00 p.m. central standard time on Monday, January 5, 1998 (time being of the essence of this Agreement) by written notice delivered to Galloway at Westech Business Center, 15155 Technology Drive, Eden Prairie, Minnesota 55344 together with payment in the form of:

         (a) readily available funds in the amount of $126,835.20 which together with the amount of Option Price of $39,636 shall constitute payment of one-half of the purchase price of the Optioned Shares, and

         (b) a negotiable promissory note (the "NOTE") in customary form satisfactory to counsel for Galloway duly executed by Marshall in the principal amount of One Hundred Sixty-Six Thousand Four Hundred Seventy-One and 20/100 Dollars ($166,471.20) due and payable one year from the date of exercise of the Option and bearing interest payable quarterly at a rate at all times one percent (1%) per annum in excess of the prime rate (the reference rate) in effect from time to time at First Bank, N.A.

    4. DELIVERY AND PLEDGE OF STOCK. Immediately upon exercise of the Option as above provided, Marshall shall become the owner of the Optioned Shares free and clear of any claims, liens or encumbrances, other than a security interest by way of pledge to Galloway to secure payment of the Note in accordance with its terms. Galloway shall cause to be issued and shall retain in her possession as pledgee an IPI stock certificate (the "CERTIFICATE") evidencing 79,272 shares of the common capital stock of IPI registered in the name of Marshall and Marshall shall execute and deliver


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a stock power in blank to be attached to the Certificate for use in the event of default under the Note and foreclosure of the security interest in such shares. In the event of default under the Note, Galloway shall have all the rights in the pledged stock granted to a secured party under the Minnesota Uniform Commercial Code.

    5. NON-TRANSFERABILITY OF OPTION RIGHTS. The Option shall not be transferable or assignable by operation of law or otherwise and the Option may be exercised only by Marshall. Any attempt at assignment, transfer, pledge, hypothecation or other disposition of the Option contrary to the provisions hereof, or the levy of any execution, attachment or similar process upon the Option, shall be null and void and without effect.

    6. CHANGES IN CAPITAL STRUCTURE. If the Option is exercised subsequent to any share dividend, recapitalization, merger, consolidation, exchange of shares or reorganization as a result of which shares of any class shall be issued in respect to the presently outstanding stock of IPI or such stock shall be changed into the same or a different number of shares of the same or another class or classes of stock, upon exercising the Option, Marshall shall receive the number and class of shares to which it would have been entitled if it had purchased the Optioned Shares at the date hereof.

    7. NO REGISTRATION. Marshall acknowledges that the Optioned Shares have not been and will not be, upon exercise of this Option, registered under the Securities Act of 1933. Marshall represents to Galloway that it is acquiring the shares for investment purposes and it is able to bear the economic risk of the investment for an indefinite period of time since the shares so acquired cannot be sold unless they are subsequently registered or an exemption from such registration is available. Marshall agrees that a legend may be placed on the stock certificates acknowledging the restrictions on subsequent distribution of the shares.

    8.   NO REPRESENTATIONS BY GALLOWAY.  Marshall represents and acknowledges:


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         (a)  that it is an experienced and sophisticated investor;

         (b) that in purchasing the Option it has not received or relied upon any representations of any kind by Galloway or any individual associated with Galloway; and

         (c) that in deciding whether to exercise the Option, it will make such investigation of the relevant facts as it deems appropriate and it will not rely upon any representations by Galloway or individuals associated with Galloway.

    9. OBLIGATION TO EXERCISE OPTION. On or about May ____, 1997, Jacobs Industries, Inc. ("INDUSTRIES") entered into an agreement with Marshall granting to Marshall an option to acquire from Industries 1,608,500 shares of IPI stock (the "INDUSTRIES OPTION"). Marshall agrees that in the event Marshall effectively exercises the Industries Option, Marshall will immediately thereafter exercise the Option granted to it hereunder.

    10. REFUND OF OPTION PRICE. In the event that Industries is required under the provisions of the Industries Option agreement to refund to Marshall the Option Price paid by Marshall thereunder, Galloway agrees that she will forthwith refund to Marshall the Option Price paid to her by Marshall hereunder together with interest thereon at a rate at all times one percent (1%) per annum in excess of the prime rate (the reference rate) in effect from time to time at First Bank, N.A. from the date of payment of the Option Price to the date of the refund.

    11. GOVERNING LAWS. This Agreement shall be governed by the laws of the State of Minnesota.


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    IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.

                                       MARSHALL FINANCIAL GROUP, INC.


                                       By:
                                           ------------------------------------
                                             Its:
                                                  -----------------------------




                                       ----------------------------------------
                                       DOROTHY GALLOWAY


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